                       Securities and Exchange Commission
                             Washington, D.C. 20549




                                    Form 6-K




                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934




                                    May 2003





                                   AEGON N.V.





                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

AEGON's press release, dated May 20, 2003, is included as appendix and incorporated herein by reference.



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AEGON N.V.
                                       --------------------------------------
                                       (Registrant)





Date: May 20, 2003                By   /s/ E.Lagendijk
                                       --------------------------------------
                                       E. Lagendijk
                                       Senior Vice President and
                                       General Counsel